Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: February 27, 2008

The following is a press release issued by Gaz de France on February 27, 2008.

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and in the Document de Référence and its update filed by Suez on April 4, 2007 (under no: D.07-0272), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

*  *  *  *

Gaz de France: 2007 Annual Results

Gaz de France achieves excellent performance for the third year running Gaz de France exceeds its targets

— Adjusted operating income	: +10%
— Net income Group share	: €2.5 billion
— Sustained cash flow generation	: +15%
— Organic investments growing	: +8% at €2.9 billion
— Sharply improved profitability	: 12.1% ROCE
— Increase in dividend[1]	: +15% at €1.26 per share
— Ongoing share buy-back programme

Paris, 27 February 2008: Gaz de France (code ISIN FR0010208488 – GAZ) has achieved record performance for the third year running, with adjusted operating income up 10% to €5,666 million and net income Group share growing by nearly 8% to €2,472 million.

billion euros	2007	2006	Change %
Sales revenue	27.4	27.6	-0.8%
Adjusted operating income*	5.7	5.1	+10%
Operating income	3.9	3.6	+7.4%
Net income Group share	2.5	2.3	+7.6%
Operating cash flow**	5.9	5.1	+15%
Net income Group share, per share***	€2.51	€2.34	+7.6%
Dividend attributed per share	€1.26[1]	€1.10	+15%

* Prior to replacement costs and employee shareholding

**Prior to replacement costs, taxes and change in working capital requirements (WCR)

***Average number of shares outstanding (in thousands): 938,115 in 2007 and 983,719 in 2006

This excellent performance results primarily from:

-	the return to breakeven in gas sales activities at regulated tariffs and, more generally, a good commercial performance;
-	year-end market conditions that enabled the Group to take full advantage of its LNG portfolio;
-	operating costs under increased control;
-	favourable climate conditions in the last quarter (temperatures below average) that limited the negative impact of climate conditions in the first half.

On publication of the full-year results, Jean-François Cirelli, Chairman and Chief Executive Officer, stated:

“Gaz de France has achieved an excellent performance in 2007. Despite a difficult environment early in the year, the Group has exceeded its targets and is posting, for the third year running, record results with adjusted operating income of some €5.7 billion and net income Group share of €2.5 billion.

With the liberalisation of the energy markets in France on 1 July, which enabled us to successfully launch new sales offers, 2007 was a particularly eventful year. Our positions in electricity are developing: in 2007, we continued with the construction of three power plants; we have become the leading French player in operating wind-energy infrastructures and intend to pursue our commitment to renewables. The security of our gas supply has improved with the extension of our Algerian contracts in 2007, following on from our Russian contracts in 2006.

The step-up in growth experienced in H2 2007 augurs well for another good year in 2008, the year during the first half of which will see the creation of one of the world’s new global energy leader, GDF SUEZ .”

1 Subject to approval of the Annual General Meeting on 19 May 2008

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Analysis of adjusted operating income

Adjusted operating income2 by segment

million euros	2007	2006[3]	Change %
Exploration-Production	1,127	1,270	-11%
Energy Purchase & Sales	1,075	529	+103%
Services	129	117	+10%
Transmission - Storage	1,534	1,357	+13%
Distribution France	1,291	1,412	-8.6%
Transmission Distribution International	491	498	-1.4%
Other and unallocated	19	-34
Group Total	5,666	5,149	+10%

Energy Supply & Services

—	Exploration-Production: now a major contributor to the Group’s results

Adjusted operating income in the Exploration-Production segment amounted to 1,127 million euros4 in 2007, compared to 1,270 million euros in 2006. This change comes from:

-	the sharp fall (on average -42% in €/MWh between 2006 and 2007) in natural gas prices at NBP (United Kingdom) while Brent oil prices remained practically stable year on year (+2% in €/bbl);

-

a slight fall in production (-3% on a comparable basis) compared to 2006. The increase in production witnessed in the last quarter, with the commissioning of new fields in Norway, the United Kingdom and the Netherlands, will have a full impact in 2008, with production levels near 50 million boe, compared to 42.4 million boe in 2007;

-	ongoing cost increases across the whole sector.

Investments in organic growth (excluding exploration) amounted to 538 million euros as at 31 December 2007, compared to 479 million euros as at end-2006. Exploration expenses reached 151 million euros, compared to 143 million euros as at end 2006. In 2007, 13 wells were drilled, eight successfully (4 in Norway, 2 in the Netherlands, 1 in the United Kingdom and 1 in the Ivory Coast).

As at 31 December 2007, proven and probable reserves (2P) amounted to 667 million boe, compared to 6855 million boe in 2006. This figure includes 24 million boe in discoveries, extensions, net acquisitions and revisions in reserves made in 2007, but does not, however, account for the reserves at Touat (Algeria) which are expected to be included in 2008.

2 Prior to replacement costs and employee shareholding

3 Following the effect of reclassification between segments (see Appendix 2)

4 Including the impact of proportional integration of Efog, from 1 February 2007, previously accounted for using the equity method

5 Including the contribution of reserves from subsidiaries accounted for using the equity method

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—	Energy Purchase & Sales: good commercial performance

Adjusted operating income in the Energy Purchase & Sales segment doubled compared to 2006 to reach 1,075 million euros in 2007.

The good performance in this segment, despite a 15 TWh drop in sales resulting from climate conditions, can be ascribed to:

-

an improvement in sales: despite the freeze on regulated natural gas tariffs in France, Gaz de France was able to cover its supply costs. At regulated tariffs, the sales of natural gas made a positive contribution to the Group’s results (+84 million euros), against a significant deficit in 2006 (-511 million euros);

-

favourable market conditions late in the year, which made it possible for the Group to take full advantage of its LNG portfolio. In the fourth quarter 2007, arbitrage operations were carried out on 12 LNG cargoes for a total volume of 9 TWh.

—	Services: continuing improvement in operational profitability, which reached 4.5%

Adjusted operating income in the Services segment amounted to 129 million euros in 2007, compared to 117 million euros in 2006. The 10% increase (+6% on a comparable basis) results from improved operational profitability in France, Italy and the United Kingdom.

The profitability of this business is now comparable to that of the main operators in the sector.

Infrastructures

—	Transmission - Storage: outstanding performance driven by Storage

Adjusted operating income in the Transmission-Storage segment amounted to 1,534 million euros in 2007, compared to 1,357 million euros in 2006, up 13%.

Excluding non-recurring items, the increase was 4%. This resulted from the dynamism of the storage business, driven by higher prices and the successful outcome of storage-capacity auctions, as well as from a rise in subscriptions on transmission networks.

—	Distribution France: a difficult year due, in particular, to climate conditions

Adjusted operating income in the segment amounted to 1,291 million euros in 2007, compared to 1,412 million euros in 2006. On an average climate basis, adjusted operating income in the segment saw a limited decrease of 3%, due, in particular, to costs arising from market liberalisation.

In 2007, Gaz de France completed two major programmes:

-	gaining new clients in heating: since the launch of the “One Million New Heating Clients” programme, over 980,000 news clients have been signed up;

-	grey cast-iron pipes replacement: in line with the Group’s commitments, the entire backlog of known grey cast-iron pipes has been replaced.

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—	Transmission - Distribution France: another year of good results

After a year of very sharp growth in 2006, adjusted operating income in the Transmission Distribution International segment was stable at 491 million euros in 2007, compared to 498 million euros in 2006.

Excluding the climate effect, adjusted operating income increased by 29 million euros, due primarily to improved sales margins in most European countries.

Other main financial indicators

—	From operating income to net income

Operating income for fiscal year 2007 came out at 3,874 million euros, increasing by 266 million euros over 2006. The increase in adjusted operating income (+517 million euros) was reduced by the increase in depreciation and provision charges, following the commissioning of new assets.

Financial income improved to -310 million euros in 2007, compared to -357 million euros in 2006. This change resulted from:

-

the increased cost of net financial debt in 2007, which rose to 170 million euros, up by 47 million euros compared to 2006. This change came mainly from non-recurring costs linked, in particular, to debt restructuring at AES Energia;

-	the decrease in other financial income and expenses, which created a net expense of 140 million euros, as compared to 234 million euros in 2006.

The share of companies accounted for using the equity method posted a decrease at 99 million euros in 2007, compared to 176 million euros in 2006, due primarily to the change in consolidating method applied to Efog.

The tax charge in 2007 amounted to 1,153 million euros compared to 1,104 million euros in 2006. The actual tax rate decreased to 32.4%, compared to 34.0% as at 31 December 2006, due to a non-recurring impact from the fall in the taxation rate in Germany.

In total, net income Group share amounted to 2,472 million euros in 2007, up 7.6% compared to 2006.

—	Main cash components

Operating cash flow before replacement costs, tax and change in working capital requirements stood at 5,904 million euros as at 31 December 2007, compared to 5,118 million euros as at 31 December 2006.

Working capital requirements were down by 232 million euros as at 31 December 2007, despite the cold weather in the last quarter.

Total investments amounted to 3,309 million euros as at 31 December 2007, compared to 3,982 million euros in 2006.

-	capital investments grew by 8%, to 2,869 million euros, driven primarily by the Transmission-Storage (+27%) and Exploration-Production (+11%) businesses;

-	other investments came out at 440 million euros, 275 million of which were for external growth.

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—	Financial structure

Equity amounted to 18,501 million euros as at 31 December 2007, up by 1,838 million euros. The number of shares outstanding as at 31 December 2007 was 983,871,988, including 1,530,000 treasury shares.

Group net debt6 as at 31 December 2007 was 2,734 million euros, compared to 3,472 million euros as at end 2006, down by 738 million euros.

The “net debt to equity” ratio came out at 15%, compared to 21% as at end 2006.

—	Profitability

The Group’s ROCE7 amounted to 12.1% in 2007, compared to 11.2% in 2006.

—	EBITDA[8] for the new GDF SUEZ Group

Gaz de France’s EBITDA amounts to 5,707 million euros, up 12% compared to EBITDA for 2006 (see transition chart in Appendix 3).

Operational highlights in 2007

—	Strengthened security of natural gas supply

-	In July, the Group signed a supply contract with Norsk Hydro for the delivery of 3.2 billion cu.m of natural gas to the United Kingdom over a four-year period;

-

In December, Gaz de France concluded an agreement to extend its LNG supply contracts with Sonatrach until 2019. The Group thereby confirmed its ties with Sonatrach, and reinforced its position as the leading buyer of Algerian LNG.

—	Continuing development in Exploration – Production

-	In April, Gaz de France announced it had bought CGG Veritas’ stakes in ten offshore licenses in the United Kingdom;

-	During the second half, the Group initiated gas production launch at the Minke (United Kingdom), Njord, Fram and Snohvit (Norway) fields;

-

In November, Gaz de France completed its acquisition of a 45% stake in the Alam El Shawish West onshore license in Egypt. Based on current estimates, this acquisition will ultimately make it possible for Gaz de France to increase its reserves by at least 30 million barrels of oil equivalent.

—	Stronger positions in the LNG sector

-	In March, Gaz de France launched a new LNG tanker: Gaselys. With capacity of 154,500 cu.m, it was the world’s largest LNG tanker, alongside Provalys.

-	In April, the Group signed agreements with Cheniere Energy giving it long-term access to the American LNG market.

6 Excluding the effect of financial instruments

7 Calculated as the ratio between net operating income after tax and capital employed. Net operating income after tax is equal to the operating income after deduction of capital gains and losses from intangible and financial assets, impairments, latent gains and losses on mark-to-market on financial instruments, restructuring costs, to which are added income and expenses from employed capital (dividends and income from companies accounted for by the equity method, other items from financial result) after taxes applicable to all of the above.

8 In line with the definition set out in conjunction with Suez.

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—	Growth in electricity capacity

-

Late in the year, Cofathec Servizi signed a contract to acquire seven cogeneration plants in Italy, with aggregate installed power of 540 MW9. This created a leading position for Gaz de France in the Italian electricity generation market.

-

Construction continues on the Cycofos combined cycle gas turbine plant (480 MW), with a target commissioning date in early 2009. The construction of a combined cycle plant at Montoir (430 MW) has also been started.

—	The leading wind-energy operator in France

-

In October, Gaz de France signed a contract to acquire a 95% stake in Erelia, a developer and operator of wind-energy farms in France. As at end 2007, Erelia owned capacity of nearly 60 MW in North Eastern France and targeted an additional 300 MW in France over the next four years;

-	In December, the Group finalised its acquisition of 100% of Eoliennes de la Haute-Lys, which operates, in France, a 37.5 MW wind-energy capacity;
-	By the end of the first quarter of 2008, Gaz de France will own nearly 145 MW in installed wind-energy capacity, making it France’s leading operator.

—	The final stage of the energy market liberalisation process

-	In June 2007, Gaz de France launched its new sales policy for retail customers, structured around multi-energy and multi-service offers.

¡	Since 1 July 2007, over 77,000 clients have subscribed to the Group’s new gas market offers;

¡	At the same time, the Group has won nearly 46,500 new retail electricity clients, or over 80% of all clients that have chosen to change supplier;
-	In November, the Group inaugurated a unprecedented partnership with the banking network LCL to market natural gas and electricity to retail customers;
-	On 31 December, Gaz de France created a new subsidiary, GrDF, for its natural gas distribution activities in France, without any impact on its consolidated accounts.

—	Development of infrastructure activities in France and internationally

-	In 2007, the Group’s infrastructure businesses launched a number of new sales offers:

¡	GRTgaz set up a new balancing system operated by Powernext;

¡	Gaz de France developed its auction system for the sale of storage capacity (5.7 TWh in total).

-

In June, GRTgaz published its 10-year forecasts for the development of the transmission network in France. This development plan could lead to up to 5 billion euros of investment between 2007 and 2016.

-	In late August, the Group signed an agreement to develop a natural gas storage project in salt caverns in the United Kingdom (Stublach), with total capacity of 400 million cu.m.

-	In October, Gaz de France acquired a 59% stake in the second natural gas storage operator in Romania, for capacity of 300 million cu.m, expected to increase to 600 million cu.m by 2011-2012.

9 The acquisition was reduced to 6 plants and 370 MW after a minority shareholder exercised a pre-emption right

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—	Developments in the GDF SUEZ merger project

-	In early September, Gaz de France and Suez approved the new objectives for their merger project.

-	In October, the two Groups announced their operational and financial objectives, the new Group’s governance structure and the timetable for the merger project.

Outlook

—	2008 financial objectives

-	The Group aims to achieve 6,100 million euros in gross operating margin in 2008. This objective is in line with that set out for the 2005-2008 period of an average increase of 10% per year;

-

This objective assumes that natural gas sales prices in France will fully reflect the real supply costs. It is also based on average climate conditions, and does not include any significant changes in oil product prices;

-	The Group also anticipates growth in its investments, expected to reach 4 billion euros in 2008;

-

Lastly, Gaz de France will continue its dynamic shareholder return policy, with the objective of offering returns that compare favourably with the sector. The dividend per share in 2009 is expected to grow by 10 to 15% growth over that paid in 2008.

—	Shareholder returns

-	The dividend is raised to €1.26[1][0] per share, an increase of 15% compared to 2006;

-	Gaz de France is continuing the share buy-back programme launched in end 2007. The programme will cover a maximum of 24,500,000 shares, or around 2.5% of the Company’s capital.

—	Price outlook

-	The new tariff for access to distribution infrastructures in France is being prepared. It is expected to be implemented as of 1 July 2008;

-	New tariffs for access to transmission network and regasification terminals in France are under preparation;

-

Gaz de France wishes to finalise, as soon as possible, the new public service contract with the French State for the period 2008-2010. The contract is expected, in particular, to set out provisions regarding regulated tariff developments in public distribution over the three years to come.

—	Fos Cavaou LNG terminal

-

An accident occurred on 12 February 2008 during trials carried out prior to the terminal’s commissioning by the Sofregaz – Saipem – Tecnimont consortium. The terminal’s commissioning, previously scheduled for H2 2008, has been postponed to H1 2009.

10 Subject to approval of the Annual General Meeting of 19 May 2008

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—	Reform of the retirement scheme in the electricity and gas industries

-

The retirement scheme in the electricity and gas industries was changed by the Decree 2008-69 dated 22 January 2008. The main modifications lie in the extension of the contribution period, the institution of a penalties and bonus system, and a pension revaluation system. They will come into effect as of 1 July 2008;

-

As part of the scheme overhaul, an initial agreement was signed on 29 January. It calls, in particular, for a revaluation of the national base salary over 2008, to be applied to both the working population and retirees, an adjustment to the compensation grid and a change in the career-end compensation payment system;

-	Other negotiations are ongoing and other agreements may be concluded in the months to come, in particular with regard to allowance for profession-specific characteristics.

—	Merger

-

Throughout 2007, Gaz de France and Suez have actively developed their business lines and their 2007 performance testifies to the profitability of their respective activities, even before the operational synergies that will result from the merger.

-	A joint integration team is already in place, so that the new Group can be operational as soon as the merger, expected to take place in the first half of 2008, is completed.

-	The operational and financial objectives for the new GDF SUEZ Group have been reaffirmed, namely:

¡	targeted operational synergies of around 1 billion euros per year, to be fully achieved by 2013;

¡	an investment programme amounting to 10 billion euros per year on average, from 2008-2010;

¡	EBITDA growth of approximately 10% in 2008 and target EBITDA of some 17 billion euros by 2010;

¡	average growth in dividends per share of 10% and 15% per year, between 2007[11] and 2010, with the potential for additional returns;

¡	a “strong A” credit rating.

Financial Schedule General Shareholders’ Meeting: 19 May 2008 Dividend payout: 27 May 2008

11 Based on Gaz de France’s dividend paid in 2007 for fiscal year 2006 (€1.1 per share) ; Suez shareholders will furthermore benefit from the dividend payout from Suez Environnement Company.

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Group profile:

Gaz de France Group is a major energy player in Europe. As the leading natural gas distributor in Europe, Gaz de France employs over 50,000 employees and earned 27 billion euros in sales in 2007. The Group holds a portfolio of 14 million clients, approximately 11 million of which are in France. Listed on the Paris Stock Exchange, Gaz de France is also part of the CAC 40 and Dow Jones Stoxx 600 indices.

Press contact:	Investor relations contact:

Jérôme Chambin - Phone: +331 47 54 24 35	Brigitte Roeser-Herlin - Phone: +331 47 54 77 25
E-mail: jerome.chambin@gazdefrance.com	E-mail: GDF-IR-TEAM@gazdefrance.com

Forward-looking statements:

The objectives summarised herein are based on data, assumptions and estimates deemed reasonable by Gaz de France. The said data, assumptions and estimates may evolve or be changed as a result of uncertainties due primarily to the economic, financial, competitive, regulatory or climatic environment. In addition, the materialisation of certain risks set out in Chapter 4 of the Reference Document recorded by the French Financial Markets Authority under Number R.07-046, dated 27 April 2007 (hereinafter referred to as the “Reference Document”) could have an impact on the Group’s operations and its ability to achieve its objectives. In addition, the attainment of those objectives is dependent on the success of the sales strategy set out in Paragraph 6.1.2 of the Reference Document. Gaz de France thereby does not wish to make any commitments or guarantees on the attainment of the objectives and does not undertake to publish or issue possible corrections or updates of such factors, except what is required by the relevant laws and regulations.”

Important information:

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez, Suez Environnement (or any company owning Suez Environnement shares) or Gaz de France. Nor is it an offer to sell or exchange or a solicitation of an offer to buy or exchange any country (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

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Appendix 1 – Accounting Data

Consolidated Statement of Income

million euros	2007	2006	Change %
Sales revenues	27,427	27,462	-0.8%
Purchases and other external charges	-19,131	-19,976	-4.2%
Personnel expenses	-2,628	-2,581	+1.8%
Other operating income and expenses	-262	-230	+14%
Amortisation and provisions	-1,532	-1,247	+23%
Operating income	3,874	3,608	+7.4%
Net finance costs	-170	-123	+38%
Other financial income and expenses	-140	-234	-40%
Share of income in companies accounted for by the equity method	99	176	-44%
Income before tax	3,663	3,427	+6.9%
Income tax	-1,153	-1,104	+4.4%
Group consolidated net income	2,510	2,323	+8.0%
Minority interests	38	25	+52%
Net consolidated income – Group share	2,472	2,298	+7.6%
Net earnings per share	2.51	2.34	+7.6%

Average number of shares outstanding (in thousands): 983 115 in 2007 and 983 719 in 2006

Consolidated statement of cash flow

million euros	2007	2006
Operating cash flow before tax, replacement costs and change in working capital	5,904	5,118
Concession replacement costs	-247	-294
Changes in working capital requirements	232	-410
Corporate income tax paid	-1,111	-1,348
Cash flow from operating activities	4,778	3,066
Cash flow from investing activities	-2,623	-2,174
Investments	-3,051	-3,216
Proceeds	428	1,042
Cash flow from operating and investing activities	2,155	892
Cash flow from financing activities	-1,403	-566
Effect of changes in exchange rates, consolidation method and other	-	25
Change in cash and cash equivalents	752	351

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Sales revenues by segment12

million euros	2007	2006	Change %
Energy Supply and Services
Exploration – Production	1,717	1,659	+3.5%
Energy Purchase and Sales	20,041	20,455	-2.0%
Services	1,807	1,801	+0.3%
Infrastructures
Transmission Storage	2,494	2,355	+5.9%
Distribution France	3,076	3,289	-6.5%
Transmission Distribution International	5,202	5,178	+0.5%
Eliminations, other and unallocated	-6,910	-7,095
Total Group On average climate basis	27,427	27,642	-0.8% +1.6%

Adjusted operating income13 by segment12

million euros	2007	2006	Change %
Energy Supply and Services
Exploration – Production	1,127	1,270	-11%
Energy Purchase & Sales	1,075	529	+103%
Services	129	117	+10%
Infrastructures
Transmission Storage	1,534	1,357	+13%
Distribution France	1,291	1,412	-8.6%
Transmission Distribution International	491	498	-1.4%
Other and unallocated	19	-34	N.S
Total Group	5,666	5,149	+10%

Operating income by segment12

million euros	2007	2006	Change %
Energy Supply and Services
Exploration – Production	755	935	-19%
Energy Purchase & Sales	940	443	+112%
Services	82	71	+15%
Infrastructures
Transmission Storage	1,185	1,013	+17%
Distribution France	552	726	-24%
Transmission Distribution International	381	348	+9.5%
Other and unallocated	-21	72	NS
Total Group	3,874	3,608	+7.4%

12 Including the effect of reclassification between segments (see Appendix 2)

13 Before replacement costs and employee shareholding

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Consolidated balance sheet (assets)

million euros	31/12/2007	31/12/2006 Adjusted[1][4]
Goodwill	1,755	1,626
Concession intangible assets	5,612	5,704
Other intangible assets	883	564
Tangible assets	17,705	16,660
Investments in companies accounted for by the equity method	814	718
Non-current financial assets	1,447	1,341
Non-current financial derivative instruments	73	17
Deferred tax assets	79	61
Other non-current assets	658	530
Non-current investments of financial affiliates	165	167
Total non-current assets	29,191	27,388
Inventories and work-in-progress	1,790	1,935
Trade receivables and related	7,730	7,117
Income tax receivables	233	84
Other receivables	853	1,085
Current financial derivative instruments	2,639	2,325
Investments in short term securities	238	360
Cash and cash equivalents	2,973	2,196
Current assets of financial affiliates	531	431
Total current assets	16,987	15,533
Total assets	46,178	42,921

14 Effects of finalisation of acquisition cost allocation on Maia Eolis, in line with IFRS 3 standard

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Consolidated balance sheet (liabilities)

million euros	31/12/2007	31/12/2006
Shareholder equity – Group share	17,953	16,197
Minority interests	548	466
Provisions for employee benefits	1,118	1,142
Provisions	6,088	5,750
Irredeemable securities	624	624
Financial debt	3,966	3,943
Deferred tax liability	2,634	2,620
Non-current financial derivative instruments	11	8
Non-current liabilities of financial affiliates	126	93
Other non-current liabilities	161	143
Total non-current liabilities	14,728	14,323
Provisions	159	167
Social liabilities	546	556
Financial debt	1,355	1,461
Trade payables and related	3,696	3,623
Current tax	529	208
Other tax liabilities	852	724
Other liabilities	2,705	2,615
Current financial derivative instruments	2,529	2,189
Current liabilities of financial affiliates	578	392
Total current liabilities	12,949	11,935
Total liabilities	46,178	42,921

Net financial debt	2,734	3,472
Shareholders equity (including minority interests)	18,501	16,663
Debt/equity ratio	15%	21%

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Appendix 2

Review of main reclassifications carried out between

segments and impacts on adjusted operating income

and operating income 2006

—	Energy sales activities in United Kingdom transferred from “Energy Purchase & Sales” to “Transmission Distribution International”

—	Savelys and DK6 transferred from “Services” to “Energy Purchase & Sales”

—	Transmission activities in Europe transferred from “Transmission Distribution International” to “Transmission Storage France”, which is now called “Transmission Storage”

—	Transfer of Sales to Key Accounts activity in Germany from “Transmission Distribution International” to “Energy Purchase and Sales”

Adjusted operating income

million euros	2006 Published	Effects of reclassifications	2006 restated
Energy Supply & Services
Exploration – Production	1,270	-	1,270
Energy Purchase & Sales	441	+88	529
Services	189	-72	117
Infrastructures
Transmission Storage	1,285	+72	1,357
Distribution France	1,412	-	1,412
Transmission Distribution International	562	-64	498
Eliminations & other	-10	-24	-34
TOTAL GROUP Adjusted operating income	5,149	0	5,149

Operating Income

million euros	2006 Published	Effects of reclassifications	2006 restated
Energy Supply & Services
Exploration – Production	935	-	935
Energy Purchase & Sales	391	+52	443
Services	111	-40	71
Infrastructures
Transmission Storage	953	+60	1,013
Distribution France	726	-	726
Transmission Distribution International	402	-54	348
Eliminations & other	90	-18	72
TOTAL GROUP Adjusted operating income	3,608	0	3,608

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Appendix 3

Changeover from published adjusted operating income to

EBITDA as defined in conjunction with Suez

million euros	2007	2006	Change %
Adjusted operating income [1][5]	5,666	5,149	+10%
Provision reversal on current assets	-94	-66	+42%
Provision allowance on current assets	+110	+173	-36%
Latent gains on MtM of operating financial instruments	-25	-3	NS
Latent losses on MtM of operating financial instruments	+112	+33	NS
Income from sale of intangible and tangible assets and subsidiaries	-64	-219	-71%
Restructuring costs	+2	+19	-89%
EBITDA	5,707	5,086	+12%

15 Before replacement costs and employee shareholding

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